April 30, 2007

Mr. Jim Rosenberg
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

RE:         Horizon Health Corporation
                Form 10-K for the Fiscal Year Ended August 31, 2006
                Filed November 9, 2006
                File No. 001-13626

Dear Mr. Rosenberg,

Following is the information that you requested in your letter dated April 20, 2007.  As requested, our responses are keyed to your comments.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10
Note 5 — Acquisitions and Entry Into Long-Term Operating Lease Agreement, page F-21

SEC Comment:   Please provide us your analysis supporting an indefinite life for the intangible assets acquired.  Specifically tell us why the certificate of need acquired in the Lighthouse Care Center, LLC acquisition has an indefinite life.

Company response:
As stated in Note 5 of the Company’s Notes to Consolidated Financial Statements included in the Form 10-K for the Fiscal Year Ended August 31, 2006, the purchase price exceeded the net tangible assets acquired in the Lighthouse Care Center, LLC/Focus Healthcare, LLC acquisition by approximately $60.7 million of which $22.5 million was recorded as goodwill and $38.2 million was recorded as the value of certain indefinite life intangible assets.  Of the $38.2 million in indefinite life intangible assets, approximately $36.5 million represented certificates of need and $1.7 million represented trade names.

The Company engaged CBIZ Valuation Group, a third party valuation firm, to appraise the value of the tangible and intangible assets acquired in the Lighthouse Care Center, LLC/Focus Healthcare, LLC acquisition.  The Company considered this appraisal when assigning the values stated above.

In determining the useful life of the intangible assets acquired, the Company used the guidance in FAS 142: Goodwill and Other Intangible Assets, paragraph 11 which states the following:

“The accounting for a recognized intangible asset is based on its useful life to the reporting entity.  An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized.  The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a.               The expected use of the asset by the entity

b.              The expected useful life of another asset or a group of assets to which the useful life of the intangible may relate

c.               Any legal, regulatory, or contractual provisions that may limit the useful life

d.              Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e.               The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.                 The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life)

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.  The term indefinite does not mean infinite.”

The certificates of need acquired in the transaction relate to health care facilities.  The certificates of need are perpetual so long as the Company continues to operate the health care facility in a manner consistent with and as authorized by each respective certificate of need.  There are no restrictions on the life of a certificate of need.  In addition, a certificate of need can be utilized by a replacement facility if an existing facility becomes obsolete.  Certificates of need are also not subject to obsolescence because of competition since the grant of new certificates of need are subject to regulatory approval which are granted in part only if there is a “need” for additional health care beds of the same type in the relevant market.  That attribute is a major factor in the significant market value inherent in a certificate of need.    There have been no new laws or regulations passed in the states in which we operate under certificates of need to reduce or diminish the stringent requirements to obtain a certificate of need or reduce their value.  The Company expects to operate the acquired hospitals pursuant to each certificate of need and provide services to the communities in which the hospitals reside indefinitely.  The Company’s analysis of the demand for the services provided by the facilities and anticipated cash flows from operations of the facilities supports the assumption that such operations will be profitable and therefore cash flows are expected to continue indefinitely.

Based on the reasons stated above, the Company considers the certificates of need acquired will have an indefinite useful life and the value of these certificates of need would not be amortized until their useful life is deemed to no longer be indefinite.  The Company will test the value of these certificates of need for impairment at least annually in accordance with paragraph 17 of FAS 142.

In connection with our response above, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission;

•                  Staff comment or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 972-420-8222 if you have any additional questions or comments.

Sincerely,

/s/ John Pitts
John Pitts
Executive Vice President Finance and Chief Financial Officer